P&O

Established 1837

05010234

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

27 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083

Dear Sirs

P&O EXPANDS PORT OPERATIONS IN RUSSIA

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

P&O

News Release

27 July 2005

P&O EXPANDS PORT OPERATIONS IN RUSSIA

P&O announces that it has reached agreement with its joint venture partner to double the size of its port operations at Vostochny in Russia. Vostochny is located at the eastern end of the Trans Siberian railway which provides highly competitive transit times for cargo from east Asia to Europe, the CIS countries and elsewhere in Russia.

P&O originally owned a 25% stake in Vostochny International Container Services (VICS) which holds a long term concession to operate two container berths with a capacity of 400,000 teu. Following the transaction, P&O holds 25% of a new joint venture, Railfleet Holdings Limited (RHL). RHL holds 100% of VICS and freehold rights to four container berths.

Total capacity of the four berths, comprising the current two berths operated by VICS and two adjacent berths, is estimated at 800,000 to 1 million teu when fully equipped. This capacity will be developed in line with demand which grew at a compound annual growth rate of 45% between 2000 and 2004. Throughput in 2004 was 273,000 teus.

P&O's main partner in the joint venture is Transportation Investments Holding Limited (TIHL), the major private company in the Russian transport services market and owner of the leading Russian transport companies Severstaltrans, Balttransservice and New Forwarding Company. The cash consideration paid by P&O to its partner is £9 million (US$16 million).

Commenting on the announcement, Bryan Smith, P&O Ports Regional Director, East Asia said "We are pleased to have concluded this agreement and look forward to continuing to work closely with TIHL and its subsidiaries, notably Severstaltrans. The